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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                                (Amendment No. 7)


                               WESTWOOD ONE, INC.
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    961815107
                                 (CUSIP Number)


                               Angeline C. Straka
               Vice President, Secretary & Deputy General Counsel
                                 CBS Corporation
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 975-4321
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


        March 31, 1999, April 30, 1999, June 1, 1999 and August 20, 1999
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.



                         (Continued on following pages)

                              (Page 1 of 26 Pages)

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
CUSIP No. 961815107                                             13D                                            Page 2 of 26 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON:                                CBS CORPORATION (FORMERLY
                                                                                   WESTINGHOUSE ELECTRIC
                                                                                   CORPORATION)
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON (ENTITIES ONLY):                         25-0877540
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  N/A
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Pennsylvannia
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  None
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                           9,000,000
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                             None
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                      9,000,000
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                 9,000,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        28.36%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------

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
CUSIP No. 961815107                                             13D                                            Page 3 of 26 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON:                                WESTINGHOUSE CBS
                                                                                   HOLDING COMPANY, INC.

                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON (ENTITIES ONLY):                         25-1776511
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  N/A
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  None
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                           9,000,000
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                             None
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                      9,000,000
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                 9,000,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        28.36%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------

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
CUSIP No. 961815107                                             13D                                            Page 4 of 26 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON:                                CBS BROADCASTING INC.

                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON (ENTITIES ONLY):                         13-0590730
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  N/A
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   New York
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  None
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                           9,000,000
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                             None
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                      9,000,000
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                 9,000,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        28.36%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------

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
CUSIP No. 961815107                                             13D                                            Page 5 of 26 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON:                                INFINITY BROADCASTING
                                                                                   CORPORATION

                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON (ENTITIES ONLY):                         13-4030071
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  N/A
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                             1,000,000
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                           8,000,000
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                        1,000,000
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                      8,000,000
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                 9,000,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        28.36%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------

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
CUSIP No. 961815107                                             13D                                            Page 6 of 26 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON:                                INFINITY MEDIA CORPORATION
                                                                                   (FORMERLY INFINITY
                                                                                   BROADCASTING CORPORATION)
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON (ENTITIES ONLY):                         13-2766282
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  N/A
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  None
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                           8,000,000
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                             None
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                      8,000,000
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                 8,000,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        28.03%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------

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
CUSIP No. 961815107                                             13D                                            Page 7 of 26 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON:                                INFINITY NETWORK, INC.

                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON (ENTITIES ONLY):                         52-1859471
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  AF
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                             8,000,000
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                                None
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                        8,000,000
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                           None
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                 8,000,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        26.03%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------

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CUSIP NO. 961815107

                     This Amendment No. 7 amends and supplements the statement on Schedule 13D, dated February 14, 1994 and amended on February 10, 1995, December 8, 1995, September 20, 1996, December 30, 1996, January 10, 1997 and February 19, 1998 (the "Schedule 13D"), by Infinity Network, Inc. ("INI") (an indirect wholly-owned subsidiary of Infinity Broadcasting Corporation ("Infinity Broadcasting"), an approximately 82% indirect subsidiary of CBS Corporation (formerly Westinghouse Electric Corporation) ("CBS")), Infinity Media Corporation (formerly known as Infinity Broadcasting Corporation) ("Infinity Media"), and CBS with respect to the common stock, par value $.01 per share ("Common Stock"), of Westwood One, Inc., a Delaware corporation (the "Issuer"), as follows:

ITEM 2.    IDENTITY AND BACKGROUND.

                     Item 2 is amended to report that INI is a direct wholly-owned subsidiary of Infinity Media. Infinity Media is a direct wholly-owned subsidiary of Infinity Broadcasting. Infinity Broadcasting is a direct approximately 82% subsidiary of CBS Broadcasting Inc. ("CBS Broadcasting"). CBS Broadcasting is a direct wholly-owned subsidiary of Westinghouse CBS Holding Company, Inc. ("CBS Holding"). CBS Holding is a direct wholly-owned subsidiary of CBS. CBS Holding, CBS Broadcasting and Infinity Broadcasting, all of which became indirect stockholders of Infinity Media and INI (with Infinity Broadcasting becoming the direct stockholder of Infinity Media) in December 1998 as part of a reorganization undertaken in connection with Infinity Broadcasting's initial public offering, have been added as filing persons for the Schedule 13D.

                     Schedule I of Item 2 is amended by the attached Schedule I, which sets forth, (A) for each filing person, its state of organization, its principal business, the address of its principal business and the address of its principal office and (B) a list of the directors and executive officers of each filing person setting forth the following information with respect to each such person: (i) name, (ii) business address and (iii) present principal occupation or employment and the name and address of any corporation or other organization in which such employment is conducted. Except for Jan Leschly, a director of CBS who is a Danish citizen, each person identified in Schedule I hereto is a United States citizen.

                     Item 2 is further amended to report that during the last five years, none of CBS, CBS Holding, CBS Broadcasting, Infinity Broadcasting, Infinity Media or INI, or, to the best knowledge of any such party, any person identified in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been subject to a judgment, decree or final order of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                     As described in Item 4 below, on August 20, 1999 INI exercised the 1994 Warrants (as defined in Item 4 below) and thereby acquired 3,000,000 shares of Common Stock from the Issuer at a price of $3 per share (or an aggregate of $9,000,000). The source of the funds used to make such purchase was Infinity Broadcasting. Infinity Broadcasting's source of funds was general working capital.

ITEM 4.              PURPOSE OF TRANSACTION

                     Item 4 is amended to report (i) the exercise by INI on August 20, 1999 of warrants (the "1994 Warrants") to purchase 3,000,000 shares of Common Stock at a price of $3.00 per share, (ii) the vesting of the First Management Warrant, as described in Item 5 below, and (iii) the Metro Merger Voting Agreement described below.

                     On June 1, 1999, Infinity Broadcasting entered into a Parent Stockholder Voting Agreement, dated as of June 1, 1999 (the "Metro Merger Voting Agreement"), with Metro Networks, Inc. ("Metro") in connection with the Agreement and Plan of Merger, dated as of June 1, 1999 (the "Metro Merger Agreement"), among the Issuer, Copter Acquisition Corp. and Metro. Pursuant to the Metro Merger Voting Agreement, Infinity Broadcasting agreed with Metro that it would vote all shares of Common Stock beneficially owned by it (the "Shares") in favor of the issuance of shares of the Issuer to the stockholders of Metro in the merger contemplated by the Merger Agreement (the "Share Issuance"). In furtherance of such agreement, Infinity Broadcasting granted to and appointed Metro and each of Charles I. Bortnick and Shane E. Coppola, in their respective capacities as officers of Metro, and any individual who thereafter succeeded to any such officer of Metro, and any other designee of Metro, each of them individually, its irrevocable proxy and attorney-in-fact (with full power of substitution) to vote the Shares in favor of the Share Issuance. In addition, Infinity Broadcasting agreed that unless Metro received, prior to the record date for the meeting of stockholders of the Issuer to vote on the Share Issuance (which record date is the close of business on August 20, 1999 (the "Record Date")) irrevocable written commitments from stockholders of the Issuer or other evidence satisfactory to Metro that an adequate number of shares of Common Stock to approve the Share Issuance would be voted in favor of such approval, Infinity Broadcasting would, not later than the Record Date, exercise or cause to be exercised the warrants to purchase up to 3,000,000 shares of Common Stock. INI exercised the 1994 Warrants on August 20, 1999. The 1994 Warrants had been purchased by INI in 1994. INI acquired the shares pursuant to the exercise of the 1994 Warrants for investment purposes.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER

                     Item 5 is amended to report (i) the termination of the Voting Agreement, dated as of February 3, 1994 (the "Voting Agreement"), by and among the Issuer, INI and Norman J. Pattiz ("Pattiz") and (ii) the vesting of Infinity Broadcasting's First Management Warrant, as hereinafter defined, to purchase 1,000,000 shares of Common Stock at a price of $20.00 per share.

                     Termination of the Voting Agreement. Pursuant to the Voting Agreement, Pattiz and INI agreed to vote all shares of capital stock of the Issuer held by them to elect their respective designees to the Board of Directors of the Issuer. Throughout the term of the Voting Agreement, for the purposes of calculating the percentage of Common Stock beneficially owned by INI, certain shares of Common Stock and Class B Stock beneficially owned by Pattiz (the "Pattiz Shares"), as well as the 1994 Warrants, were included in shares of Common Stock beneficially owned by INI.

                     The terms of the Voting Agreement provided that such agreement would terminate upon the earlier of (i) February 3, 2004 or (ii) the termination of the Management Agreement, dated as of February 3, 1994 and amended as of December 16, 1996 and March 31, 1997 (the "Original Management Agreement"). The Original Management Agreement terminated pursuant to its terms on March 30, 1999 and, accordingly, the Voting Agreement also terminated on such date. Therefore, after March 30, 1999, INI no longer shared voting power with respect to the Pattiz Shares.

                     Management Warrants. On June 1, 1999, as additional compensation to Infinity Broadcasting under the Management Agreement, dated as of March 30, 1999, by and between the Issuer and Infinity Broadcasting (the "Management Agreement"), the Issuer issued to Infinity Broadcasting two warrants (the "Management Warrants"), each dated as of March 30, 1999, to purchase up to an aggregate of 2,000,000 shares of Common Stock exercisable as follows: (i) an aggregate of 1,000,000 shares of Common Stock at a price of $20.00 per share if the Common Stock reaches a price per share of at least $30.00 on at least twenty
(20) out of thirty (30) consecutive days during which the national securities exchanges are open for trading (the "First Management Warrant") and (ii) an aggregate of 1,000,000 shares of Common Stock at a price of $25.00 per share if the Common Stock reaches a price per share of at least $40.00 on at least twenty
(20) out of thirty (30) consecutive days during which the national securities exchanges are open for trading (the "Second Management Warrant"). On April 30, 1999, the Common Stock reached a price of at least $30.00 per share on at least 20 out of 30 consecutive days during which the national securities exchanges were open for trading, and, accordingly, the First Management Warrant vested. The Management Warrants may be exercised at any time prior to the close of business on March 31, 2009, after which time such Warrants will terminate.

                     Item 5 is further amended to report that, (a) effective March 31, 1999, the filing persons beneficially owned an aggregate of 8,000,000 shares of Common Stock and (b) effective April 30, 1999 (i) CBS, CBS Holding and CBS Broadcasting indirectly beneficially owned an aggregate of 9,000,000 shares of Common Stock, (ii) Infinity Broadcasting beneficially owned an aggregate of 1,000,000 shares (directly) and 8,000,000 shares (indirectly) of Common Stock,
(iii) Infinity Media indirectly beneficially owned an aggregate of 8,000,000 shares of Common Stock and (iv) INI directly beneficially owned an aggregate of 8,000,000 shares of Common Stock.

                     As previously reported, the filing persons are aware that certain executive officers and directors of the filing persons own Common Stock of Westwood and/or hold options to acquire Common Stock of the Issuer. Item 5 is further amended to report that as of the date of this filing, these executive officers and directors beneficially owned 1,178,149 shares of Common Stock.

                     Based on the 30,735,035 shares of Common Stock outstanding as of August 20, 1999, as reported by the Issuer in its Registration Statement on Form S-4 (File No. 333-85609) filed with the Securities and Exchange Commission on August 20, 1999, CBS, CBS Holding, CBS Broadcasting and Infinity Broadcasting each were the beneficial owners of approximately 28.4%, and Infinity Media and INI each were the beneficial owners of approximately 26%, of the outstanding shares of Common Stock. INI has sole power to vote and to dispose or to direct the disposition of 8,000,000 shares of Common Stock. Infinity Media has shared power to vote and to dispose or to direct the disposition of 8,000,000 shares of Common Stock. Infinity Broadcasting has sole power to vote and to dispose or to direct the disposition of 1,000,000 shares of Common Stock and shared power to vote and to dispose or to direct the disposition of 8,000,000 shares of Common Stock. Each of CBS, CBS Holding and CBS Broadcasting has shared power to vote and to dispose or to direct the disposition of 9,000,000 shares of Common Stock.

                     Item 5 is further amended to report that, except as described in Item 4, no transactions in shares of Common Stock have been effected during the past sixty days by the filing persons or, to the best of the filing persons' knowledge, by any person identified in Schedule I hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                     Item 6 is amended to report (i) the execution of the Metro Merger Voting Agreement, as described in Item 4 above and (ii) the termination of the Voting Agreement, as described in Item 5 above under "Termination of the Voting Agreement." The description of the Metro Merger Voting Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement attached hereto as Exhibit 1.

                     Reference is made to the description of the Management Warrants in Item 5 above. The description of the Management Warrants set forth in Item 5 does not purport to be complete and is qualified in its entirety by reference to the Management Warrants attached hereto as Exhibits 2 and 3.

                     Item 6 is further amended to report that on June 1, 1999 Infinity Broadcasting and the Issuer entered into a Registration Rights Agreement, dated as of March 30, 1999 (the "Registration Rights Agreement"), to provide certain registration rights and impose certain contractual restrictions on the transfer of the Management Warrants and all shares of Common Stock which Infinity Broadcasting has the right to acquire under the Management Warrants (collectively, the "Registrable Securities").

                     Subject to compliance with applicable securities laws, Infinity Broadcasting may transfer either Management Warrant, or any portion thereof, (a) to a wholly-owned subsidiary of Infinity Broadcasting or (b) to the extent the right to acquire shares of Common Stock thereunder has vested to any other person or entity that agrees in writing to the restrictions on transfer described below.

                     In addition to any transfer restrictions imposed by applicable securities laws, the Registration Rights Agreement imposes the following restrictions on Infinity Broadcasting's ability to transfer the Registrable Securities: (i) Infinity Broadcasting may not transfer any Registrable Securities until March 30, 2000, (ii) if the Issuer terminates the Management Agreement as a result of certain bankruptcy events with respect to Infinity Broadcasting there will be no further restriction on transfer thereafter other than under clause (i) above, (iii) if Infinity Broadcasting terminates the Management Agreement or if the Issuer terminates the Management Agreement with or without cause, Infinity Broadcasting may transfer the Registrable Securities it would be eligible to transfer under clause (iv) below, and may also transfer all other Registrable Securities upon the earlier of (x) one year following the termination, and (y) March 30, 2004, and (iv) if the Management Agreement has not been terminated, Infinity Broadcasting may sell 25% of the number of Registrable Securities then held by it (including any Registrable Securities which could then be acquired upon the exercise of the Management Warrants) on March 30, 2001, which number will be increased by 25% on March 30 of each following year so that 100% of the Registrable Securities may be transferred without contractual restrictions on March 30, 2004.

                     The Registration Rights Agreement will terminate upon the earlier of the mutual consent of the Issuer and Infinity
Broadcasting or when Infinity Broadcasting ceases to own or have rights to acquire the Registrable Securities.

                     The description of the Registration Rights Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement attached hereto as Exhibit 4.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

1. Parent Stockholder Voting Agreement, dated as of June 1, 1999, between Metro Networks, Inc. and Infinity Broadcasting Corporation.

2. First Management Warrant, dated as of March 30, 1999, by the Issuer in favor of Infinity Broadcasting Corporation.

3. Second Management Warrant, dated as of March 30, 1999, by the Issuer in favor of Infinity Broadcasting Corporation.

4. Registration Rights Agreement, dated as of March 30, 1999, between the Issuer and Infinity Broadcasting Corporation.

                     Any information previously included in the Schedule 13D, as amended, and not revised or modified as described in this Amendment No. 7, remains unchanged.

                                    SIGNATURE


                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 7 is true, complete and correct.

Date:  August ___, 1999

                                         CBS CORPORATION


                                         By:    /s/ Angeline C. Straka
                                             ----------------------------------
                                                Angeline C. Straka
                                                Vice President and Secretary

                                         WESTINGHOUSE CBS HOLDING COMPANY, INC.


                                         By:    /s/ Angeline C. Straka
                                             ----------------------------------
                                                Angeline C. Straka
                                                Vice President and Secretary

                                         CBS BROADCASTING INC.


                                         By:    /s/ Angeline C. Straka
                                             ----------------------------------
                                                Angeline C. Straka
                                                Vice President and Secretary

                                         INFINITY BROADCASTING CORPORATION


                                         By:    /s/ Angeline C. Straka
                                             ----------------------------------
                                                Angeline C. Straka
                                                Vice President and Secretary

                                         INFINITY MEDIA CORPORATION


                                         By:    /s/ Angeline C. Straka
                                             ----------------------------------
                                                Angeline C. Straka
                                                Vice President and Secretary

                                         INFINITY NETWORK, INC.


                                         By:    /s/ Angeline C. Straka
                                             ----------------------------------
                                                Angeline C. Straka
                                                Vice President and Secretary

                                                                       WGM DRAFT
                                                                        09/01/99



                                   SCHEDULE I

                                     PART A

                      INFORMATION REGARDING FILING PERSONS


---------------------------------------------------------------------------- ------------------------------------------------------
        FILING PERSON, STATE OF ORGANIZATION AND PRINCIPAL BUSINESS           ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE
---------------------------------------------------------------------------- ------------------------------------------------------
CBS Corporation                                                              51 West 52nd Street
Pennsylvania                                                                 New York, NY 10019
Television and radio broadcasting; cable programming

---------------------------------------------------------------------------- ------------------------------------------------------
Westinghouse CBS Holding Company, Inc.                                       51 West 52nd Street
Delaware                                                                     New York, NY 10019
Television and radio broadcasting; cable programming

---------------------------------------------------------------------------- ------------------------------------------------------
CBS Broadcasting Inc.                                                        51 West 52nd Street
New York                                                                     New York, NY 10019
Television and radio broadcasting; cable programming

---------------------------------------------------------------------------- ------------------------------------------------------
Infinity Broadcasting Corporation                                            40 West 57th Street
Delaware                                                                     New York, NY 10019
Radio broadcasting and outdoor advertising

---------------------------------------------------------------------------- ------------------------------------------------------
Infinity Media Corporation                                                   40 West 57th Street
Delaware                                                                     New York, NY 10019
Radio broadcasting and outdoor advertising

---------------------------------------------------------------------------- ------------------------------------------------------
Infinity Network, Inc.                                                       40 West 57th Street
Delaware                                                                     New York, NY 10019
Radio broadcasting

---------------------------------------------------------------------------- ------------------------------------------------------


                                     PART B

                               I. CBS CORPORATION

                       NAME, BUSINESS ADDRESS, AND PRESENT
                      PRINCIPAL OCCUPATION OR EMPLOYMENT OF
                     THE DIRECTORS AND EXECUTIVE OFFICERS OF
                                 CBS CORPORATION

                                DIRECTORS OF CBS

---------------------------------------------------------------------------- ------------------------------------------------------
                         NAME AND BUSINESS ADDRESS                           PRESENT PRINCIPAL OCCUPATION AND
                                                                                   ADDRESS OF EMPLOYMENT
---------------------------------------------------------------------------- ------------------------------------------------------
George H. Conrades                                                           Chairman and CEO
AKAMAI Technologies                                                          AKAMAI Technologies
201 Broadway                                                                 201 Broadway
Cambridge, MA 02139                                                          Cambridge, MA 02139
---------------------------------------------------------------------------- ------------------------------------------------------
Martin C. Dickinson                                                          Retired Senior Vice President
P.O. Box 7078                                                                Scripps Bank
Rancho Santa Fe, CA 92067                                                    P.O. Box 7078
                                                                             Rancho Santa Fe, CA 92067
---------------------------------------------------------------------------- ------------------------------------------------------
William H. Gray, III                                                         President and Chief Executive Officer
The College Fund/UNCF                                                        The College Fund/UNCF
8260 Willow Oaks Corporate Drive                                             8260 Willow Oaks Corporate Drive
P.O. Box 10444                                                               P.O. Box 10444
Fairfax, VA 22031                                                            Fairfax, VA 22031
---------------------------------------------------------------------------- ------------------------------------------------------
Mel Karmazin                                                                 President and Chief Executive Officer
CBS Corporation                                                              CBS Corporation
51 W. 52nd Street                                                            Chairman, President, and Chief Executive Officer
New York, NY 10019                                                           Infinity Broadcasting Corporation
                                                                             51 West 52nd Street
                                                                             New York, NY 10019
---------------------------------------------------------------------------- ------------------------------------------------------
Jan Leschly                                                                  Chief Executive
SmithKline Beecham                                                           SmithKline Beecham
P.O. Box 7929                                                                P.O. Box 7929
Philadelphia, PA 19101                                                       Philadelphia, PA 19101
---------------------------------------------------------------------------- ------------------------------------------------------
David T. McLaughlin                                                          Chairman, CBS Corporation
The Gallery - Suite 205                                                      Chairman and Chief Executive Officer
46 Newport Road                                                              Orion Safety Products
New London, NH 03257                                                         P.O. Box 1047
                                                                             Easton, MD 21601
---------------------------------------------------------------------------- ------------------------------------------------------




---------------------------------------------------------------------------- ------------------------------------------------------
Leslie Moonves                                                               Executive Vice President
CBS Corporation                                                              CBS Corporation;
7800 Beverly Boulevard                                                       President and Chief Executive Officer
Los Angeles, CA 90036                                                        CBS Television
                                                                             7800 Beverly Boulevard
                                                                             Los Angeles, CA 90036
---------------------------------------------------------------------------- ------------------------------------------------------
Richard R. Pivirotto                                                         President
Richard R. Pivirotto Co., Inc.                                               Richard R. Pivirotto Co., Inc.
111 Clapboard Ridge Rd.                                                      111 Clapboard Ridge Rd.
Greenwich, CT 06830                                                          Greenwich, CT 06830
---------------------------------------------------------------------------- ------------------------------------------------------
Raymond W. Smith                                                             Chairman
Rothschild North America Inc.                                                Rothschild North America Inc.
1251 Avenue of the Americas                                                  1251 Avenue of the Americas
New York, NY 10020                                                           New York, NY 10020
---------------------------------------------------------------------------- ------------------------------------------------------
Paula Stern                                                                  President
The Stern Group, Inc.                                                        The Stern Group, Inc.
3314 Ross Place NW                                                           3314 Ross Place NW
Washington, DC 20008                                                         Washington, DC 20008
---------------------------------------------------------------------------- ------------------------------------------------------
Robert D. Walter                                                             Chairman and Chief Executive Officer
Cardinal Health, Inc.                                                        Cardinal Health, Inc.
7000 Cardinal Place                                                          7000 Cardinal Place
Dublin, OH 43017                                                             Dublin, OH 43017
---------------------------------------------------------------------------- ------------------------------------------------------


                            EXECUTIVE OFFICERS OF CBS


---------------------------------------------------------------------------- ------------------------------------------------------
                     NAME, TITLE AND BUSINESS ADDRESS                        PRESENT PRINCIPAL OCCUPATION AND
                                                                                   ADDRESS OF EMPLOYMENT
---------------------------------------------------------------------------- ------------------------------------------------------
Mel Karmazin,                                                                President and Chief Executive Officer
President and Chief Executive Officer                                        CBS Corporation, and
CBS Corporation                                                              Chairman, President and Chief Executive Officer
51 West 52nd Street                                                          Infinity Broadcasting Corporation
New York, NY 10019                                                           51 West 52nd Street
                                                                             New York, NY 10019
---------------------------------------------------------------------------- ------------------------------------------------------
Louis J. Briskman,                                                           Executive Vice President and General Counsel
Executive Vice President and General Counsel                                 CBS Corporation
CBS Corporation                                                              51 West 52nd Street
51 West 52nd Street                                                          New York, NY 10019
New York, NY 10019
---------------------------------------------------------------------------- ------------------------------------------------------
Robert G. Freedline,                                                         Vice President and Controller
Vice President and Controller                                                CBS Corporation
CBS Corporation                                                              51 West 52nd Street
51 West 52nd Street                                                          New York, NY 10019
New York, NY 10019
---------------------------------------------------------------------------- ------------------------------------------------------
Leslie Moonves,                                                              Executive Vice President,
Executive Vice President                                                     CBS Corporation;
CBS Corporation                                                              President and Chief Executive Officer,
7800 Beverly Boulevard                                                       CBS Television
Los Angeles, CA 90036                                                        7800 Beverly Boulevard
                                                                             Los Angeles, CA 90036
---------------------------------------------------------------------------- ------------------------------------------------------
Fredric G. Reynolds,                                                         Executive Vice President and Chief Financial Officer
Executive Vice President and Chief Financial Officer                         CBS Corporation
CBS Corporation                                                              51 West 52nd Street
51 West 52nd Street                                                          New York, NY 10019
New York, NY 10019
---------------------------------------------------------------------------- ------------------------------------------------------
Farid Suleman,                                                               Vice President and Treasurer
Vice President and Treasurer                                                 CBS Corporation, and
CBS Corporation                                                              Executive Vice President, Chief Financial Officer and
40 West 57th Street                                                          Treasurer Infinity Broadcasting Corporation
New York, NY 10019                                                           40 West 57th Street
                                                                             New York, NY 10019
---------------------------------------------------------------------------- ------------------------------------------------------


                   II. WESTINGHOUSE CBS HOLDING COMPANY, INC.

                       NAME, BUSINESS ADDRESS, AND PRESENT
                      PRINCIPAL OCCUPATION OR EMPLOYMENT OF
                     THE DIRECTORS AND EXECUTIVE OFFICERS OF
                     WESTINGHOUSE CBS HOLDING COMPANY, INC.

               DIRECTORS OF WESTINGHOUSE CBS HOLDING COMPANY, INC.


---------------------------------------------------------------------------- -----------------------------------------------------
                         NAME AND BUSINESS ADDRESS                           PRESENT PRINCIPAL OCCUPATION AND
                                                                                   ADDRESS OF EMPLOYMENT
---------------------------------------------------------------------------- -----------------------------------------------------
Mel Karmazin                                                                 Same as Schedule I(B)(I)
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- -----------------------------------------------------
Louis J. Briskman                                                            Same as Schedule I(B)(I)
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- -----------------------------------------------------
Fredric G. Reynolds                                                          Same as Schedule I(B)(I)
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- -----------------------------------------------------


          EXECUTIVE OFFICERS OF WESTINGHOUSE CBS HOLDING COMPANY, INC.

---------------------------------------------------------------------------- ------------------------------------------------------
                     NAME, TITLE AND BUSINESS ADDRESS                        PRESENT PRINCIPAL OCCUPATION AND
                                                                                   ADDRESS OF EMPLOYMENT
---------------------------------------------------------------------------- ------------------------------------------------------
Mel Karmazin,                                                                Same as Schedule I(B)(I)
Chairman and Chief Executive Officer
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- ------------------------------------------------------
Louis J. Briskman,                                                           Same as Schedule I(B)(I)
Executive Vice President and General Counsel
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- ------------------------------------------------------
Fredric G. Reynolds,                                                         Same as Schedule I(B)(I)
Executive Vice President and Chief Financial Officer
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- ------------------------------------------------------
Leslie Moonves,                                                              Same as Schedule I(B)(I)
Executive Vice President
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- ------------------------------------------------------


                           III. CBS BROADCASTING INC.

                       NAME, BUSINESS ADDRESS, AND PRESENT
                      PRINCIPAL OCCUPATION OR EMPLOYMENT OF
                     THE DIRECTORS AND EXECUTIVE OFFICERS OF
                              CBS BROADCASTING INC.


---------------------------------------------------------------------------- -----------------------------------------------------
                         NAME AND BUSINESS ADDRESS                           PRESENT PRINCIPAL OCCUPATION AND
                                                                                   ADDRESS OF EMPLOYMENT
---------------------------------------------------------------------------- -----------------------------------------------------
Mel Karmazin                                                                 Same as Schedule I(B)(I)
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- -----------------------------------------------------
Louis J. Briskman                                                            Same as Schedule I(B)(I)
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- -----------------------------------------------------
Fredric G. Reynolds                                                          Same as Schedule I(B)(I)
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- -----------------------------------------------------


                   EXECUTIVE OFFICERS OF CBS BROADCASTING INC.


---------------------------------------------------------------------------- ------------------------------------------------------
                     NAME, TITLE AND BUSINESS ADDRESS                        PRESENT PRINCIPAL OCCUPATION AND
                                                                                   ADDRESS OF EMPLOYMENT
---------------------------------------------------------------------------- ------------------------------------------------------
Mel Karmazin,                                                                Same as Schedule I(B)(I)
Chairman and Chief Executive Officer
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- ------------------------------------------------------
Louis J. Briskman,                                                           Same as Schedule I(B)(I)
Executive Vice President and General Counsel
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- ------------------------------------------------------
Leslie Moonves,                                                              Same as Schedule I(B)(I)
Executive Vice President
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- ------------------------------------------------------
Fredric G. Reynolds,                                                         Same as Schedule I(B)(I)
Executive Vice President and
Chief Financial Officer
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- ------------------------------------------------------


                      IV. INFINITY BROADCASTING CORPORATION

                       NAME, BUSINESS ADDRESS, AND PRESENT
                      PRINCIPAL OCCUPATION OR EMPLOYMENT OF
                     THE DIRECTORS AND EXECUTIVE OFFICERS OF
                        INFINITY BROADCASTING CORPORATION


                 DIRECTORS OF INFINITY BROADCASTING CORPORATION



---------------------------------------------------------------------------- ------------------------------------------------------
                         NAME AND BUSINESS ADDRESS                           PRESENT PRINCIPAL OCCUPATION AND
                                                                                   ADDRESS OF EMPLOYMENT
---------------------------------------------------------------------------- ------------------------------------------------------
Mel Karmazin                                                                 Same as Schedule I(B)(I)
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- ------------------------------------------------------
Farid Suleman                                                                Same as Schedule I(B)(I)
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- ------------------------------------------------------
George H. Conrades                                                           Same as Schedule I(B)(I)
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- ------------------------------------------------------
Robert D. Walter                                                             Same as Schedule I(B)(I)
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- ------------------------------------------------------
Paula Stern                                                                  Same as Schedule I(B)(I)
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- ------------------------------------------------------
Richard R. Pivirotto                                                         Same as Schedule I(B)(I)
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- ------------------------------------------------------
Jeffrey Sherman                                                              President and Chief Operating Officer
Bloomingdale's Inc.                                                          Bloomingdale's Inc.
1000 Third Avenue                                                            1000 Third Avenue
New York, N.Y. 10022                                                         New York, N.Y. 10022
---------------------------------------------------------------------------- ------------------------------------------------------


             EXECUTIVE OFFICERS OF INFINITY BROADCASTING CORPORATION


---------------------------------------------------------------------------- ------------------------------------------------------
                     NAME, TITLE AND BUSINESS ADDRESS                        PRESENT PRINCIPAL OCCUPATION AND
                                                                                   ADDRESS OF EMPLOYMENT
---------------------------------------------------------------------------- ------------------------------------------------------
Mel Karmazin,                                                                Same as Schedule I(B)(I)
Chairman, President and Chief Executive Officer
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- ------------------------------------------------------
Farid Suleman,                                                               Same as Schedule I(B)(I)
Executive Vice President, Chief Financial Officer and Treasurer
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- ------------------------------------------------------
Daniel R. Mason,                                                             Executive Vice President of Infinity Broadcasting
Executive Vice President,                                                    Corporation and President, Infinity
Infinity Broadcasting, and                                                   Radio Group
President,                                                                   c/o First Media Corporation
Infinity Radio Group                                                         10220 River Road
c/o First Media Corporation                                                  Potomac, Maryland 20854
10220 River Road
Potomac, Maryland 20854
---------------------------------------------------------------------------- ------------------------------------------------------
William M. Apfelbaum,                                                        President and Chief Executive Officer,
President and Chief Executive Officer                                        TDI Worldwide, Inc.
TDI Worldwide, Inc.                                                          275 Madison Avenue, 8th Floor
275 Madison Avenue, 8th Floor                                                New York, NY 10016
New York, NY  10016
---------------------------------------------------------------------------- ------------------------------------------------------


                          V. INFINITY MEDIA CORPORATION

                       NAME, BUSINESS ADDRESS, AND PRESENT
                      PRINCIPAL OCCUPATION OR EMPLOYMENT OF
                     THE DIRECTORS AND EXECUTIVE OFFICERS OF
                           INFINITY MEDIA CORPORATION


                     DIRECTORS OF INFINITY MEDIA CORPORATION


---------------------------------------------------------------------------- ------------------------------------------------------
                         NAME AND BUSINESS ADDRESS                           PRESENT PRINCIPAL OCCUPATION AND
                                                                                   ADDRESS OF EMPLOYMENT
---------------------------------------------------------------------------- ------------------------------------------------------
Mel Karmazin                                                                 Same as Schedule I(B)(I)
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- ------------------------------------------------------
Farid Suleman                                                                Same as Schedule I(B)(I)
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- ------------------------------------------------------




                EXECUTIVE OFFICERS OF INFINITY MEDIA CORPORATION


---------------------------------------------------------------------------- ------------------------------------------------------
                     NAME, TITLE AND BUSINESS ADDRESS                        PRESENT PRINCIPAL OCCUPATION AND
                                                                                   ADDRESS OF EMPLOYMENT
---------------------------------------------------------------------------- ------------------------------------------------------
Mel Karmazin,                                                                Same as Schedule I(B)(I)
Chairman, President and Chief Executive Officer
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- ------------------------------------------------------
Farid Suleman,                                                               Same as Schedule I(B)(I)
Executive Vice President, Chief Financial Officer and Treasurer
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- ------------------------------------------------------


                           VI. INFINITY NETWORK, INC.

                       NAME, BUSINESS ADDRESS, AND PRESENT
                      PRINCIPAL OCCUPATION OR EMPLOYMENT OF
                     THE DIRECTORS AND EXECUTIVE OFFICERS OF
                              INFINITY NETWORK INC.


                       DIRECTORS OF INFINITY NETWORK, INC.


---------------------------------------------------------------------------- ------------------------------------------------------
                         NAME AND BUSINESS ADDRESS                           PRESENT PRINCIPAL OCCUPATION AND
                                                                                   ADDRESS OF EMPLOYMENT
---------------------------------------------------------------------------- ------------------------------------------------------
Mel Karmazin                                                                 Same as Schedule I(B)(I)
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- ------------------------------------------------------
Farid Suleman                                                                Same as Schedule I(B)(I)
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- ------------------------------------------------------




                  EXECUTIVE OFFICERS OF INFINITY NETWORK, INC.


---------------------------------------------------------------------------- ------------------------------------------------------
                     NAME, TITLE AND BUSINESS ADDRESS                        PRESENT PRINCIPAL OCCUPATION AND
                                                                                   ADDRESS OF EMPLOYMENT
---------------------------------------------------------------------------- ------------------------------------------------------
Mel Karmazin,                                                                Same as Schedule I(B)(I)
Chairman, President and Chief Executive Officer
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- ------------------------------------------------------
Farid Suleman,                                                               Same as Schedule I(B)(I)
Executive Vice President, Chief Financial Officer and Treasurer
Same as Schedule I(B)(I)
---------------------------------------------------------------------------- ------------------------------------------------------


                                    EXHIBITS

1. Parent Stockholder Voting Agreement, dated as of June 1, 1999, between Metro Networks, Inc. and Infinity Broadcasting Corporation.

2. First Management Warrant, dated as of March 30, 1999, by the Issuer in favor of Infinity Broadcasting Corporation.

3. Second Management Warrant, dated as of March 30, 1999, by the Issuer in favor of Infinity Broadcasting Corporation.

4. Registration Rights Agreement, dated as of March 30, 1999, between the Issuer and Infinity Broadcasting Corporation.

                                      I-13